

16014928 [illegible] MISSION

Washington, D.C. [illegible]

SEC Mail Processing Section

MAR 14 2016

Washington DC 416

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49021

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pentalpha Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Greenwich Office Park
(No. and Street)

Greenwich	CT	06831
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pasqualina Traina 203-660-6139 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lipsky Goodkin & Co. P.C.
(Name – *if individual, state last, first, middle name*)

120 West 45th Street	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Pasqualina Traina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pentalpha Capital, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller/FINOP
Title



MELONIE B. WILLIAMS
Notary Public
Connecticut
My Commission Expires July 31, 2019

Notary Public 3/4/2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIPSKY, GOODKIN & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
120 WEST 45TH STREET
NEW YORK, NEW YORK 10036

(212) 840-6444
FAX (212) 921-7186

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

N.Y. STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Operating Members of Pentalpha Capital, LLC

We have audited the accompanying statement of financial condition of Pentalpha Capital, LLC as of December 31, 2015, and the related statements of income and comprehensive income, changes in members' equity and comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of Pentalpha Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pentalpha Capital, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Pentalpha Capital, LLC's financial statements. The supplemental information is the responsibility of Pentalpha Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lipsky, Goodkin & Co., P.C.

Lipsky Goodkin & Co., P.C.
New York, NY
February 12, 2016

PENTALPHA CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$ 264,998
Accounts Receivable	189,849
Receivable from broker-clearance account	302,477
Securities investments at fair value	116,340
Prepaid assets	2,869
TOTAL ASSETS	$ 876,533

LIABLITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 34,544
Total liabilities	34,544
COMMITMENTS (Note 4)	
MEMBERS' EQUITY	841,989
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 876,533

See Notes to Financial Statements

PENTALPHA CAPITAL, LLC

STATEMENT OF INCOME AND COMPREHENSIVE INCOME

For The Year Ended DECEMBER 31, 2015

REVENUES	
Fee Income	$ 578,513
Reimbursed expenses	1,588
Total revenues	580,101
EXPENSES	
Employee compensation	498,629
Occupancy costs	27,702
Other operating expenses	304,704
Payroll taxes	26,394
Total	857,429
Shared compensation and other expenses reimbursed-related party	(332,587)
Total expenses	524,843
INCOME FROM OPERATIONS BEFORE OTHER INCOME	55,258
OTHER INCOME	
Interest Income	536
NET INCOME	$ 55,794
OTHER COMPREHENSIVE INCOME	
Unrealized gain on investment	20,420
TOTAL COMPREHENSIVE INCOME	$ 76,214

See Notes to Financial Statements

PENTALPHA CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY AND OTHER COMPREHENSIVE INCOME

For The Year Ended December 31, 2015

	Other Comprehensive Income	Members' Equity	Total
Balance, January 1, 2015	$ 69,920	$ 695,855	$ 765,775
Unrealized gain on markrtable securities	20,420	-	20,420
Net income for the year	-	55,794	55,794
Balance, December 31, 2015	$90,340	$751,649	$841,989

See Notes to Financial Statements

PENTALPHA CAPITAL, LLC
STATEMENT OF CASH FLOWS
For The Year Ended DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITY	
Net Income	$ 55,794
Adjustments to reconcile net income to net cash used by operating activities:	
Changes in:	
Accounts receivable	(128,909)
Receivable from broker	(402)
Prepaid assets	850
Accounts payable and accrued expenses	(2,153)
Net cash used by operating activities	(74,820)
CASH FLOWS FROM INVESTING ACTIVITY	-
CASH FLOWS FROM FINANCING ACTIVITY	-
NET DECREASE IN CASH	(74,820)
CASH - BEGINNING OF YEAR	339,818
CASH - END OF THE YEAR	$ 264,998

See Notes to Financial Statements

PENTALPHA CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 - THE COMPANY

Pentalpha Capital, LLC (the "Company"), was formed in the State of New York, to act as a broker-dealer in the securities industry. It commenced operations on January 1, 1997 to, among other things, act as a conduit between buyer and seller in various financial trades, and to provide consulting and advisory services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments

The Company determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date. Marketable equity securities not classified as trading or held to maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value. with unrealized gains and losses reported as comprehensive income in the statement of changes in members' equity. Realized gains and loses and declines in value judged to be other-than-temporary on available-for-sale securities are included in comprehensive income. Interest and dividends on securities classified as available-for-sale are included in other income.

Income Taxes

The Company was formed as a Limited Liability Company and therefore will not pay corporation income taxes as the income is taxed directly to the members. The Company is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities and has years open for examination by taxing authorities from 2012 through 2015.

Use of Estimates

The preparation of financial statements in conformity with generally acceptable accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. They also affect reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

Fair Value

Pursuant to the provision described in ASC 820, Fair Value Measurement and Disclosures(formerly Statement of Financial Accounting Standards 157) the Company categorizes its financial instruments inputs into three of valuation techniques used to measure fair value into a three-level fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation of assets and liabilities traded for less active dealer or broker markets that have significant observable inputs are classified as Level 2. Level 2 valuations are usually obtained from third party pricing service valuations for identical or similar assets. If the inputs are used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

The Company's investments consist of marketable equity securities and fixed income securities, which are classified as Level I in the fair value hierarchy.

PENTALPHA CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Subsequent Events

The company has evaluated subsequent events through February 12, 2016, which is the date the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

NOTE 3 - Net CAPITAL REQUIREMENT

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum "net capital" as defined under such rule.

As of December 31, 2015, the Company's net capital was computed to be $ 624,578 exceeding its minimum requirements of $5,000 by $619,578.

NOTE 4 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in banks which at times exceeded the Federal Deposit Insurance Corporation limit of up to $250,000 per account.

NOTE 5 - 401K SAVINGS AND INVESTMENT PLAN

The Company has a contributory 401K savings and Investment Plan covering all employees who meet length of service requirements.

NOTE 6 - RELATED PARTIES

For the year ending December 31, 2015 the Company was reimbursed $332,587 for shared compensation and other expenses from commonly owned related entities.

PENTALPHA CAPITAL, LLC

SUPPLEMENTAL MATERIAL

DECEMBER 31, 2015

PENTALPHA CAPITAL, LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
IN ACCORDANCE WITH RULE 15c3-1 UNDER THE SEC ACT OF 1934
DECEMBER 31, 2015

NET CAPITAL

Total members' equity per focus report	$ 834,466
Audit adjustments:	
Asset adjustments*	7,523
Total members' equity per audited financial statements	841,989
Less: Non - allowable assets	(199,899)
Net capital before haircuts on securities positions	642,090
Haircuts on securities	(17,512)
Net capital	$ 624,578

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 34,544
Total aggregate indebtedness	$ 34,544

CAPITAL REQUIREMENTS

Minimum dollars net capital required	$ 5,000
6-2/3% of aggregate indebtedness	$ 2,303
Greater of capital requirements	$ 5,000
Excess net capital	$ 619,578
Net capital	$ 624,578

*Asset adjustment due to difference in accounts receivable balance per the Focus Report and the Audited Financial Statements at December 31, 2015. This difference has no effect on the net capital balance as reported in the Focus Report and therefore is not a material difference.

See Notes to Financial Statements

PENTALPHA CAPITAL, LLC
SUPPLEMENTAL INFORMATION
DECEMBER 31, 2015

The Company is exempt from rule 15c-3 as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Clearing Firm SEC No.	Name	Product Code
8-8177	Citicorp Global Markets Inc.	All



PENTALPHA
Capital, LLC

February 8, 2016

To the best of our knowledge and belief, Pentalpha Capital LLC. is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (ii) of that Rule. Pentalpha Capital LLC has met the identified exemption provisions in paragraph (k) of Rule 15c3-3 throughout the year ending December 31, 2015, with no exceptions.

Pasqualina Traina
FINOP/Controller
Pentalpha Capital, LLC

Two Greenwich Office Park, Greenwich, CT 06831 Telephone: (203) 660-6100 Fax: (203) 629-8907

LIPSKY, GOODKIN & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
120 WEST 45TH STREET
NEW YORK, NEW YORK 10036

(212) 840-6444
FAX (212) 921-7186

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

N.Y. STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Operating Members of Pentalpha Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Pentalpha Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Pentalpha Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Pentalpha Capital, LLC stated that Pentalpha Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Pentalpha Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pentalpha Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lipsky, Goodkin & Co., P.C.

Lipsky Goodkin & Co., P.C.

New York, NY

February 12, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10******891****************ALL FOR AADC 105
049021 FINRA DEC
PENTALPHA CAPITAL LLC
2 GREENWICH OFFICE PARK
GREENWICH CT 06831-5148

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1446.29

B. Less payment made with SIPC-6 filed (exclude interest) (420.22)

7/15/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,026.07

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,026.07

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,026.07

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Pentalpha Capital LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Executive Director
(Title)

Dated the 11 day of February, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 578,513-
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 578,513 -
2e. General Assessment @ .0025	$ 1,446.29
	(to page 1, line 2.A.)

LIPSKY, GOODKIN & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
120 WEST 45TH STREET
NEW YORK, NEW YORK 10036

(212) 840-6444
FAX (212) 921-7186

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

N.Y. STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Operating Members of Pentalpha Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Pentalpha Capital, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Pentalpha Capital, LLC's compliance with the applicable instructions of Form SIPC-7. Pentalpha Capital, LLC's operating management is responsible for Pentalpha Capital,LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lipsky, Goodkin & Co. P.C.

Lipsky Goodkin & Co., P.C.

New York, NY

February 12, 2016

LIPSKY GOODKIN & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
120 WEST 45TH STREET
NEW YORK, NEW YORK 10036

TEL (212) 840-6444
FAX (212) 921-7186

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

N.Y. STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

Operating Management
Pentalpha Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Pentalpha Capital, LLC for the year ended December 31, 2015, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17 a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Operating Management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by Operating Management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide Operating Management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with Operating Management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-15(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may became inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving the internal control structure including procedures for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2015, to meet the SEC's objectives.

This report is intended solely for the use of the Operating Management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Lipsky, Goodkin & Co., P.C.

February 12, 2016
New York, New York

PENTALPHA CAPITAL, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTAL MATERIAL
PER SEC RULE X-17A-5
DECEMBER 31, 2015

(WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT)

PENTALPHA CAPITAL, LLC.
DECEMBER 31, 2015

TABLE OF CONTENTS


finra

Financial Industry Regulatory Authority

SEC
Mail Processing
Section
MAR 14 2016
Washington DC
416

By Certified Mail: 7005 1160 0000 8538 9191

March 1, 2016

Ms. Pasqualina Traina
Controller/FINOP
Pentalpha Capital LLC
2 Greenwich Office Park
Greenwich, CT 06831

RE: N.E. Pentalpha Capital LLC - 2015 Annual Audit

Dear Ms. Traina:

This letter is to inform you that your firm's December 31, 2015 annual filing of audited financial statements ("filing") is deficient under Securities Exchange Act Rule 17a-5 because it did not contain:

1. A reconciliation, including appropriate explanations of the Audited Computation of Net Capital and Computation of SEC Rule 15c3-3 Reserve Requirements and the broker/dealer's corresponding Unaudited Part II or IIA, if material differences existed, or if no material differences existed, a statement so stating.

We urge you to review this letter with your independent accountant as soon as possible.

We request that you re-submit the entire audit, including all documents as required above, through the FINRA Firm Gateway interface found on the FINRA website. Additionally, one copy must be filed with the appropriate SEC Regional District Office and two copies with the SEC's Washington, DC Office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page.

Your firm must respond by **March 15, 2016**. Questions may be addressed to Julia Ulloa, Principal Regulatory Coordinator at 617-532-3462.

Very truly yours,



Julia Ulloa
Principal Regulatory Coordinator
JU/cb

Enclosure: Form X-17A-5 Part III Facing Page

Investor protection. Market integrity.

Boston District Office
99 High Street - Suite 900
Boston, MA
02110

t 617 532 3400
f 617 451 3524
www.finra.org

CONFIDENTIAL